February 23, 2026

Bin Guo
Chief Executive Officer
TJGC Group Ltd
Unit F, 12/F, Kaiser Estate, Phase 1
41 Man Yue Street
Hunghom, Kowloon, Hong Kong

        Re: TJGC Group Ltd
            Draft Registration Statement on Form F-1
            Submitted on February 11, 2026
            CIK No. 0001969928
Dear Bin Guo:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services